UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2003.

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Financial Statements
and Supplemental Schedule
Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan
As of January 31, 2003 and 2002, and for the Year ended January 31, 2003

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Financial Statements and
Supplemental Schedule

As of January 31, 2003 and 2002, and for the Year ended January 31, 2003

Report of Independent Auditors

The Retirement Plans Committee of the
   Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan as of January 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended January 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 25, 2003

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	January 31
	2003	2002

Assets
Investments	$ 4,078,014	$ 3,408,026

Receivables:
Company contributions	1,347,524	1,135,966
Associate contributions	4,148	8,952
Total receivables	$ 1,351,671	$ 1,144,918
Cash	3,076	561
Net assets available for benefits	$ 5,432,762	$ 4,553,505

See accompanying notes.

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended January 31, 2003

Net Additions
Company contributions	$ 1,347,524
Associate contributions	219,760
Net depreciation in fair value of investments	(448,323)
Dividend income	150,826
Net additions	1,269,787

Deductions
Benefit payments	373,722
Other, net	16,808
Total deductions	390,530

Net increase in net assets available for benefits	879,257
Net assets available for benefits at beginning of year	4,553,505
Net assets available for benefits at end of year	$ 5,432,762

See accompanying notes.

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements

January 31, 2003

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information regarding the Plan as in effect on January 31, 2003. This document is not part of the Summary Plan Description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Income Tax Act of 1954 (PRITA), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Puerto Rico, Inc. (Wal-Mart or the Company) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries. All investment programs of the Plan are fully participant directed.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of PRITA and ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Compensation, Nominating and Governance Committee of the Board of Directors to administer the Plan.

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (BPPR) while Merrill Lynch Trust Company of America (Merrill Lynch) is the custodian of the Plan’s assets and recordkeeper for the Plan. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions according to the direction of participants and policies established by the Retirement Plans Committee. Merrill Lynch makes payments to beneficiaries from the Plan in accordance with the Plan. The

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

custodian and recordkeeper is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch and manager of the Merrill Lynch Equity Index Fund and the Retirement Preservation Trust, which are investment options offered under the Plan to participants.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart’s contribution (if any) will be determined for that Plan year. The Company’s contribution for each associate will be a percentage of the associate’s eligible wages for the Plan year. Wal-Mart’s contribution is discretionary and can vary from year to year. The Company’s discretionary contribution for the Plan year ended January 31, 2003, was two percent of eligible participant compensation. Such contributions are subject to certain limitations in accordance with provisions of PRITA and ERISA.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution to the Plan made on the associate’s behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant’s account.

Vesting

Participants are immediately vested in all contributions to their accounts, plus actual earnings (losses) thereon.

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

The normal form of payment upon a participant’s separation from the Company is a lump-sum payment in cash for the balance of the participant’s account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with partial or fractional shares paid in cash, to the extent the participant’s account is invested in Company stock. To the extent the participant’s account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement arrangement upon separation from the Company. The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship, as defined by the Plan document.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan by giving written notice, subject to the provisions of ERISA and PRITA. In the event of a complete or partial termination of this Plan or a complete discontinuance of contributions to it, the accounts of the participants shall be fully and immediately nonforfeitable. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the Plan and distributed as soon as administratively feasible.

Investment Options

Participant investment choices include a variety of mutual funds, common/collective trusts and Wal-Mart common stock. The associate may change his or her selections at any time throughout the year. Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Income Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, stating that the Plan is qualified under Section 165(a) of PRITA and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with PRITA and ERISA to maintain its qualification. Company management believes the Plan is being operated in compliance with the applicable requirements of PRITA and ERISA and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

3. Summary of Accounting Policies

Basis of Accounting

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end. Wal-Mart common stock is stated at fair value which equals the quoted market price on the last business day of the year. Investments in common/collective trusts are stated at the fair value of the underlying assets determined by the Custodian. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid.

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

4. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions. The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

During fiscal year 2003 the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in value as follows:

Net
Depreciation
in Fair
Value of
Investments

Common Stock	$ (59,548)
Mutual Funds	(148,798)
Common/Collective Trusts	(239,977)
Total	$(448,323)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31
	2003	2002

Merrill Lynch Equity Index Fund	$ 903,537	$ 792,600
PIMCO Total Return Fund	1,208,433	974,927
Putnam New Opportunities Fund	387,362	346,669
Merrill Lynch Retirement Preservation Trust	1,125,335	904,794

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per financial statements to Form 5500:

	January 31
	2003	2002

Net assets available for benefits per the financial statements	$ 5,432,762	$ 4,553,505
Amounts allocated to withdrawing participants	(25,328)	(5,048)
Net assets available for benefits per the Form 5500	$ 5,407,434	$ 4,548,457

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

Year ended January 31 2003
Benefit payments per the financial statements	$ 373,722
Add: Amounts allocated to withdrawn participants at end of year	25,328
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of the year	(5,048)
Benefit payments per the Form 5500	$ 394,002

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not yet paid as of that date.

Supplemental Schedule

Wal-Mart Puerto Rico, Inc.
401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

January 31, 2003

EIN#: 66-0475164
Plan#: 004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturing Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Wal-Mart Stores, Inc.	Common Stock	$ 253,219
*	Merrill Lynch	Equity Index Fund	903,537
*	Merrill Lynch	Retirement Preservation Trust	1,125,335
	PIMCO Funds	Total Return Fund	1,208,433
	Putnam Investments	New Opportunities Fund	387,362
	Putnam Investments	International Growth Fund	199,888
	Other (Pending Settlement Fund)		240
	Total Investments		$ 4,078,014

                   * Party-in-interest

Note:  Column (d) is not applicable for participant directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    WAL-MART PUERTO RICO, INC.
                                                     401 (k) RETIREMENT SAVINGS PLAN

Date:   July 30, 2003                                                                         /s/ Debbie Davis-Campbell
                                                                                                             Debbie Davis-Campbell